Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-203744-01

June 16, 2016

Duke Realty Limited Partnership

Pricing Term Sheet

$375,000,000 3.250% Senior Notes due 2026

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated June 16, 2016 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

3.250% Senior Notes due 2026

Issuer:	Duke Realty Limited Partnership

Title of Security:	3.250% Senior Notes due 2026

Ranking:	Senior unsecured notes

Size:	$375,000,000

Gross proceeds:	$371,512,500

Net proceeds (before expenses):	$369,075,000

Maturity:	June 30, 2026

Coupon:	3.250%

Public offering price:	99.070%, plus accrued and unpaid interest from June 23, 2016

Yield to maturity:	3.360%

Spread to Benchmark Treasury:	+180 basis points

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Price / Yield:	100-19 / 1.560%

Interest Payment Dates:	June 30 and December 30, beginning December 30, 2016

Optional Redemption:	Prior to March 30, 2026 at the Make-Whole Amount of Treasury plus 30 bps. On or after March 30, 2026 the notes will not include a Make-Whole Amount

Trade Date:	June 16, 2016

Settlement Date:	T+5; June 23, 2016

Distribution:	SEC registered

CUSIP:	26441YAZ0

ISIN:	US26441YAZ07

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:

Barclays Capital Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Citigroup Global Markets Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Samuel A. Ramirez & Company, Inc.

Use of Proceeds:	The company will use the net proceeds from the offering to (i) repurchase the 5.95% Senior Notes due 2017 pursuant to a tender offer, (ii) redeem any remaining 5.95% Senior Notes due 2017 that are not tendered or in the event the tender offer is not consummated, and (iii) to repay borrowings under a revolving credit facility. Any remaining net proceeds from the offering will be used for general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

J.P. Morgan Securities LLC	1-212-834-4533 (collect)

Morgan Stanley & Co. LLC	1-866-718-1649 (toll free)

UBS Securities LLC	1-888-827-7275 (toll free)

Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

SunTrust Robinson Humphrey, Inc.	1-800-685-4786 (toll free)

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